BlackRock MuniEnhanced Fund, Inc. (the “Registrant”)

77(I)

Terms of new or amended securities

Copies of (i) the Registrant's Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares filed with the State Department of Assessments and Taxation of Maryland on April 23, 2013 (the "Articles of Amendment") and (ii) the Amendment to Notice of Special Rate Period for Variable Rate Demand Preferred Shares, dated April 23, 2013 (the "Amendment to the Notice"), and filed with the Registrant's books and records, are attached under sub-item 77Q1(a).

The Articles of Amendment contains a description of amendments to the Registrant's Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares. The Amendment to the Notice contains a description of amendments to the terms of the Series W-7 Variable Rate Demand Preferred Shares that is applicable during the Special Rate Period (as defined therein).